SHEARMAN & STERLING
                              599 Lexington Avenue
                            New York, NY 10022-6069


(212) 848-4426

                                 March 27, 2001


BY EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                             American Skiing Company
     Request to Withdraw Registration Statement (Registration No. 333-53406)
     -----------------------------------------------------------------------

Ladies and Gentlemen:

                  On behalf of our client, American Skiing Company ("ASC"), and on behalf of MeriStar Hotels & Resorts, Inc. ("MeriStar"), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission withdraw the Registration Statement on Form S-4 (Registration No. 333-53406) filed with the Commission on January 9, 2001, and amended on February 23, 2001 (the "Registration Statement").

                  The Registration Statement was filed in connection with a proposed merger between MeriStar and ASC Merger Sub (the "Merger Sub"), a wholly owned subsidiary of ASC (the "Proposed Transaction"). On March 22, 2001, MeriStar and ASC announced that they had terminated the Proposed Transaction by mutual consent. Accordingly, the parties have cancelled their shareholder meetings, and will not be soliciting proxies or issuing securities in connection with the Proposed Transaction.

                  Please do not hesitate to contact the undersigned at (212) 848-4426 if you have any questions regarding the foregoing.

                                                 Very truly yours,


                                                 /s/ Darrell Wilkins
                                                 -------------------------------
                                                 Darrell Wilkins





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cc:   New York Stock Exchange
      20 Broad Street
      New York, NY 10005

      Mark Roppel
      Shearman & Sterling
      599 Lexington Avenue
      New York, NY 10022-6069

      Foster Stewart
      American Skiing Company
      Sunday River Access Road
      Bethel, Maine 04217

      Christopher L. Bennett
      MeriStar Hotels & Resorts, Inc.
      1010 Wisconsin Avenue, N.W.
      Washington, D.C. 20007